FOR IMMEDIATE RELEASE                                NEWS RELEASE
Contact: Amy Lipsius                                 Red Hot Concepts, Inc.
         (301) 493-4553                              6701 Democracy Boulevard
                                                     Bethesda, MD 20817

      RED HOT CONCEPTS, INC. TO BUILD EUROPE'S FIRST FREESTANDING CHILI'S;
                 ALSO COMPLETES MERGER WITH BRITISH CONGLOMERATE


                  BETHESDA, MD, December 17, 1997 - Red Hot Concepts, Inc. (NASDAQ Symbol: RHCDC), the master licensee of Chili's Grill & Bar in the United Kingdom, announced today that it has signed an agreement to build Europe's first freestanding Chili's. The landmark restaurant is expected to be open in the fall of 1998. It will be located approximately 30 miles west of London in the city of Basilton.

                  According to RHC President Colin Halpern, the unit will be the forerunner of a new type of Chili's restaurant to be built in the United Kingdom. This new Chili's is expected to be highly visible from the street and designed to appeal to families and other groups who will access it by car. Currently the majority of restaurants in Europe are converted row-house units with minimal parking and an emphasis on walk-up traffic.

                  "We've spent over a year developing the plans for this new Chili's and selecting the right spot," Mr. Halpern said. "We believe it will serve as a model for future growth of Chili's throughout Europe, and particularly throughout the United Kingdom."

                  Separately, RHC announced that the merger between its British subsidiary and restaurant conglomerate Celebrated Group Plc. has been finalized. Plans are now underway to convert the first of several Celebrated-owned restaurants into Chili's restaurants. This first restaurant, located in Manchester, is scheduled to open as a Chili's in the spring of 1998.

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                  In addition to providing many strong site options for Chili's in Britain, the merger is expected to provide the capital necessary to expand the Chili's concept throughout the UK. Both RHC and Celebrated signed the merger agreement last month, but it was contingent upon the approval of Celebrated's shareholders in the United Kingdom. The merger received shareholder approval this week.

                  RHC now owns 46% of the outstanding shares of the combined company and has an option to increase its ownership to more than 50% of the company, or an additional six million shares, for an exercise price of 20 cents per share. Celebrated's stock trades on the Alternative Investment Market, or AIM, of the London Stock Exchange.

                  RHC currently owns and operates two Chili's restaurants in the United Kingdom, both of which recorded double-digit same-store sales increases for the third quarter of 1997. The Company also owns three Chili's restaurants in Australia.